Exhibit 1


                                        For further information please contact:

                                        David A. Barry, President
                                        Bariston Partners, LLC
                                        One International Place
                                        Boston, MA 02110
                                       (617) 330-8950


(Boston, MA, January 11, 1999) - Page America Group, Inc. today announced that it completed the sale of all of its holdings of Series B Convertible Preferred Stock of Metrocall, Inc. Page America continues to own approximately 3.06 million common shares of Metrocall. Page America also announced that the Forbearance Agreement with its subordinated lenders had been extended from December 31, 1998 to March 1, 1999.

Proceeds of $15.7 million from the sale of the preferred stock were used to fully repay Page America's indebtedness to its banks which totaled $11.1 million, including accrued interest. The $4.6 million balance was added to Page America's cash reserves. Having eliminated its bank borrowings and created significant reserves, Page America is no longer in a position where it is required to sell its Metrocall common shares to satisfy its obligations.

Consistent with Page American's Plan of Liquidation and Distribution as approved by its shareholders, the Company must now determine the amount of cash reserves adequate to satisfy future expenses and liabilities. Following this assessment, the Company will be in a position to make liquidating distributions to its holders of subordinated debt, preferred stock and common stock.